UPDATED CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Aggregate Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Notes offered hereby	$23,396.570	100%	$23,396.570	$1,668.18 (1)

(1)	The registration fee is calculated in accordance with Rule 457(r) under the Securities Act. $24,357.94 of the registration fees paid in respect of the securities covered by the registration statement of which the pricing supplement is a part remains unused. $1,668.18 of that amount is being offset against the registration fee for this offering and $22,689.76 remains available for future registration fees.

Filed Pursuant to Rule 424(b)(2)

Registration No. 333-156118

2,339,657 Units

Accelerated Return Notes®

Linked to the Russell 2000® Index

Due September 30, 2011

$10 principal amount per unit

Pricing Supplement/Term Sheet No. 130

Aktiebolaget Svensk Exportkredit (Publ) (Swedish Export Credit Corporation)

Pricing Date July 28, 2010

Settlement Date August 5, 2010

Maturity Date September 30, 2011

CUSIP No. 01019M587

Accelerated Return Notes®

■ 3-to-1 upside exposure to increases in the level of the Russell 2000® Index, subject to a cap of 25.65%

■ 1-to-1 downside exposure, with no downside limit

■ A maturity of approximately 14 months

■ Payment at maturity is subject to the credit risk of SEK

■ No periodic interest payments

■ No listing on any securities exchange

STRUCTURED INVESTMENTS

PRINCIPAL PROTECTION

MARKET PARTICIPATION

ENHANCED PARTICIPATION

The terms of the Notes are as specified in this term sheet and in the documents indicated herein under “Additional Note Terms”. Investing in the Notes involves a number of risks. There are important differences between the Notes and a conventional debt security, including different investment risks. See “Risk Factors” on page TS-5 of this term sheet and beginning on page P-4 of product supplement ARN-3. The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and First Republic Securities Company, LLC is acting in its capacity as a principal in selling the Notes to investors.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this term sheet or the Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.00	$23,396,570.00
Underwriting discount (1)	$.20	$467,931.40
Proceeds, before expenses, to SEK	$9.80	$22,928,638.60

(1)	The public offering price and underwriting discount for any purchase of 500,000 units or more in a single transaction by an individual investor will be $9.95 per unit and $.15 per unit, respectively.

Merrill Lynch & Co.

July 28, 2010

Summary

The Accelerated Return Notes® Linked to the Russell 2000® Index Due September 30, 2011 (the “Notes”) are senior, unsecured debt securities of Aktiebolaget Svensk Exportkredit (Publ) (Swedish Export Credit Corporation). The Notes are not guaranteed or insured by the Federal Deposit Insurance Corporation (“FDIC”) or secured by collateral, and they are not guaranteed under the FDIC’s Temporary Liquidity Guarantee Program. The Notes will rank equally with all of SEK’s other unsecured and unsubordinated debt, and any payments due on the Notes, including any repayment of principal, will be subject to the credit risk of SEK. The Notes provide a leveraged return for investors, subject to a cap, if the level of the Russell 2000® Index (the “Index”) increases moderately from the Starting Value of the Index, determined on July 28, 2010, the date the Notes were priced for initial sale to the public (the “Pricing Date”), to the Ending Value of the Index, determined on the Calculation Days shortly prior to the maturity date of the Notes. Investors must be willing to forgo interest payments on the Notes and be willing to accept a return that is capped or a repayment that is less, and potentially significantly less, than the Original Offering Price of the Notes.

Capitalized terms used but not defined in this term sheet have the meaning set forth in product supplement ARN-3. References in this term sheet to “SEK”, “we”, “us”, and “our” are to Aktiebolaget Svensk Exportkredit (Publ) (Swedish Export Credit Corporation), and references to “Merrill Lynch” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Terms of the Notes

Issuer:	Aktiebolaget Svensk Exportkredit (Publ) (Swedish Export Credit Corporation)
Original Offering Price:	$10 per unit
Term:	Approximately 14 months
Market Measure:	Russell 2000® Index (Index symbol “RTY”)
Starting Value:	650.76
Ending Value:	The average of the closing levels of the Index on each scheduled Calculation Day during the Calculation Period. If it is determined that a scheduled Calculation Day is not a Market Measure Business Day, or if a Market Disruption Event occurs on a scheduled Calculation Day, the Ending Value will be determined as more fully described on page P-11 of product supplement ARN-3.
Capped Value:	Will represent a return of 25.65% over the $10 Original Offering Price (or $12.565 per unit).
Calculation Period:	September 21, 2011, September 22, 2011, September 23, 2011, September 26, 2011 and September 27, 2011
Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

Determining Payment at Maturity for the Notes

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the Notes, including the Capped Value of $12.565 (a 25.65% return). The green line reflects the hypothetical returns on the Notes, while the gray line reflects the hypothetical returns of a direct investment in the stocks included in the Index, excluding dividends.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Ending Value and the term of your investment.

Hypothetical Payments at Maturity

Set forth below are three examples of payment at maturity calculations (rounded to three decimal places), including the Starting Value of 650.76 and the Capped Value of $12.565 (per unit).

Example 1 — The hypothetical Ending Value is equal to 80% of the Starting Value:

Starting Value:	650.76
Hypothetical Ending Value:	520.61

$10 ×	(520.61)	= $8.000
650.76

Payment at maturity (per unit) = $8.000

Example 2 — The hypothetical Ending Value is equal to 102% of the Starting Value:

Starting Value:	650.76
Hypothetical Ending Value:	663.78

$10 +	($10 × 3 ×	(663.78 – 650.76))	= $10.600
650.76

Payment at maturity (per unit) = $10.600

Example 3 — The hypothetical Ending Value is equal to 150% of the Starting Value:

Starting Value:	650.76
Hypothetical Ending Value:	976.14

$10 +	($10 × 3 ×	(976.14 – 650.76))	= $25.000
650.76

Payment at maturity (per unit) = $12.565        (Payment at maturity (per unit) cannot be greater than the Capped Value)

The following table illustrates, for the Starting Value of 650.76 and a range of hypothetical Ending Values of the Index:

▪	the percentage change from the Starting Value to the hypothetical Ending Value;
▪	the total amount payable on the maturity date per unit (rounded to three decimal places); and
▪	the total rate of return to holders of the Notes.

The table below reflects the Capped Value of $12.565 (per unit).

Hypothetical Ending Value (1)	Percentage change from the Starting Value to the hypothetical Ending Value	Total amount payable on the maturity date per unit	Total rate of return on the Notes
325.38	-50.00%	$5.000	-50.00%
390.46	-40.00%	$6.000	-40.00%
455.53	-30.00%	$7.000	-30.00%
520.61	-20.00%	$8.000	-20.00%
585.68	-10.00%	$9.000	-10.00%
598.70	-8.00%	$9.200	-8.00%
611.71	-6.00%	$9.400	-6.00%
624.73	-4.00%	$9.600	-4.00%
637.74	-2.00%	$9.800	-2.00%
650.76 (2)	0.00%	$10.000	0.00%
663.78	2.00%	$10.600	6.00%
676.79	4.00%	$11.200	12.00%
689.81	6.00%	$11.800	18.00%
702.82	8.00%	$12.400	24.00%
715.84	10.00%	$12.565 (3)	25.65%
780.91	20.00%	$12.565	25.65%
845.99	30.00%	$12.565	25.65%
911.06	40.00%	$12.565	25.65%
976.14	50.00%	$12.565	25.65%

(1)	The Index is a price return Index. Accordingly, the Ending Value will not include any income generated by dividends paid on the stocks included in the Index, which you would otherwise be entitled to receive if you invested in those stocks directly.

(2)	This is the Starting Value.

(3)	The total amount payable on the maturity date per unit cannot exceed the Capped Value of $12.565.

The above figures are for purposes of illustration only. The actual amount you receive and the resulting total rate of return will depend on the actual Ending Value and the term of your investment.

Risk Factors

There are important differences between the Notes and a conventional debt security. An investment in the Notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” section beginning on page P-4 of the product supplement and the “Risks Associated with Foreign Currency Notes and Indexed Notes” section beginning on page S-4 of the prospectus supplement identified below under “Additional Note Terms”, as well as the explanation of certain risks related to SEK contained in Item 3 of our Annual Report on Form 20-F for the fiscal year ended December 31, 2009, which was filed with the SEC on April 1, 2010 and is incorporated by reference herein. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

▪	Your investment may result in a loss.

▪	Your yield may be lower than the yield on other debt securities of comparable maturity.

▪	Your return is limited and may not reflect the return on a direct investment in the stocks included in the Index.

▪	You must rely on your own evaluation of the merits of an investment linked to the Index.

▪	You will not have the right to receive cash dividends or exercise ownership rights with respect to the stocks included in the Index.

▪

In seeking to provide you with what we believe to be commercially reasonable terms for the Notes while providing Merrill Lynch with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date.

▪	The publisher of the Index may adjust the Index in a way that affects its level, and such publisher has no obligation to consider your interests.

▪	Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

▪	Payments on the Notes are subject to SEK’s credit risk, and changes to SEK’s credit ratings are expected to affect the value of the Notes.

▪	Purchases and sales by Merrill Lynch and its affiliates may affect your return.

▪	Merrill Lynch or its affiliates may do business with underlying companies.

▪

Tax consequences are uncertain. See “Summary Tax Consequences” and “Certain U.S. Federal Income Taxation Considerations” below and “Certain U.S. Federal Income Taxation Considerations” beginning on page P-18 of product supplement ARN-3.

In addition to these risk factors, it is important to bear in mind that the Notes are senior debt securities of SEK and are not guaranteed or insured by the FDIC or secured by collateral, nor are they obligations of, or guaranteed by, the Kingdom of Sweden. The Notes will rank equally with all of SEK’s unsecured and unsubordinated debt, and any payments due on the Notes, including any repayment of principal, will be subject to the credit risk of SEK.

Investor Considerations

You may wish to consider an investment in the Notes if:

▪	You anticipate that the Index will appreciate moderately from the Starting Value to the Ending Value.

▪	You accept that your investment may result in a loss, which could be significant, if the level of the Index decreases from the Starting Value to the Ending Value.

▪	You accept that the return on the Notes will not exceed the return represented by the Capped Value.

▪	You are willing to forgo interest payments on the Notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪	You seek exposure to the Index with no expectation of dividends or other benefits of owning the stocks included in the Index.

▪

You are willing to accept that a trading market is not expected to develop for the Notes. You understand that secondary market prices for the Notes, if any, will be affected by various factors, including the actual and perceived creditworthiness of SEK.

▪	You are willing to make an investment, the payments on which depend on the creditworthiness of SEK, as the issuer of the Notes.

The Notes may not be appropriate investments for you if:

▪

You anticipate that the Index will depreciate from the Starting Value to the Ending Value or that the Index will not appreciate sufficiently over the term of the Notes to provide you with your desired return.

▪	You are seeking principal protection or preservation of capital.

▪	You seek a return on your investment that will not be capped at 25.65% over the Original Offering Price.

▪	You seek interest payments or other current income on your investment.

▪	You want to receive dividends or other distributions paid on the stocks included in the Index.

▪	You seek assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity.

▪	You are not willing or are unable to assume the credit risk associated with SEK, as the issuer of the Notes.

Other Provisions

We will deliver the Notes against payment therefor in New York, New York on a date that is in excess of three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

In the original offering, the Notes will be sold in minimum investment amounts of 100 units.

If you place an order to purchase the Notes, you are consenting to each of Merrill Lynch and First Republic Securities Company, LLC acting as a principal in effecting the transaction for your account.

Merrill Lynch may use the Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the Notes but is not obligated to engage in such secondary market transactions and/or market-making transactions. The distribution of the Note Prospectus in connection with such offers or sales will be solely for the purpose of providing investors with the description of the terms of the Notes that was made available to investors in connection with the initial offering of the Notes. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding the issuer or for any purpose other than that described in the immediately preceding sentence. Merrill Lynch may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices.

Agent for Service of Process in New York

Under the Indenture, we have irrevocably appointed Mr. David Dangoor, the honorary consul general of the Kingdom of Sweden in The City of New York as our authorized agent for service of process in any action based on the Notes or the Indenture brought against us in any U.S. state or federal court in The City of New York. The contact information for Mr. Dangoor is as follows:

David Dangoor

Honorary Consul General of Sweden

455 Park Avenue, 21st Floor

New York, New York 10022

Tel. No.: +1-212-888-3000

The Index

All disclosures contained in this term sheet regarding the Index, including, without limitation, its make-up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, Russell Investments (“Russell”). Russell, which owns the copyright and all other rights to the Index, has no obligation to continue to publish, and may discontinue publication of, the Index. The consequences of Russell discontinuing publication of the Index are discussed in the section entitled “Description of the Notes—Discontinuance of the Market Measure” beginning on page P-14 of product supplement ARN-3. None of us, Merrill Lynch or the Calculation Agent accepts any responsibility for the calculation, maintenance, or publication of the Index or any successor index.

“Russell 2000®” and “Russell 3000®” are trademarks of Russell and have been licensed for use by SEK. The Notes are not sponsored, endorsed, sold, or promoted by Russell, and Russell makes no representation regarding the advisability of investing in the Notes.

Russell began dissemination of the Index (Bloomberg L.P. index symbol “RTY”) on January 1, 1984 and calculates and publishes the Index. The Index was set to 135 as of the close of business on December 31, 1986. The Index is designed to track the performance of the small capitalization segment of the U.S. equity market. As a subset of the Russell 3000® Index, the Index consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index measures the performance of the largest 3,000 U.S. companies, representing approximately 98% of the investable U.S. equity market. The Index is determined, comprised, and calculated by Russell without regard to the Notes.

Selection of Stocks Underlying the Index

All companies eligible for inclusion in the Index must be classified as a U.S. company under Russell’s country-assignment methodology. If a company is incorporated, has a stated headquarters location, and trades in the same country (American Depositary Receipts and American Depositary Shares are not eligible), then the company is assigned to its country of incorporation. If any of the three factors are not the same, Russell defines three Home Country Indicators (“HCIs”): country of incorporation, country of headquarters, and country of the most liquid exchange (as defined by a two-year average daily dollar trading volume) (“ADDTV”). Using the HCIs, Russell compares the primary location of the company’s assets with the three HCIs. If the primary location of its assets matches any of the HCIs, then the company is assigned to the primary location of its assets. If there is insufficient information to determine the country in which the company’s assets are primarily located, Russell will use the primary country from which the company’s revenues are primarily derived for the comparison with the three HCIs in a similar manner. For the 2010 reconstitution, Russell will use one year of assets or revenues data to determine the country for the company. Beginning in 2011, Russell will use the average of two years of assets or revenues data, in order to reduce potential turnover. Assets and revenues data are retrieved from each company’s annual report as of the last trading day in May. If conclusive country details cannot be derived from assets or revenues data, Russell will assign the company to the country of its headquarters, which is defined as the address of the company’s principal executive offices, unless that country is a Benefit Driven Incorporation “BDI” country, in which case the company will be assigned to the country of its most liquid stock exchange. BDI countries include: Anguilla, Antigua and Barbuda, Bahamas, Barbados, Belize, Bermuda, British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Faroe Islands, Gibraltar, Isle of Man, Liberia, Marshall Islands, Netherlands Antilles, Panama, and Turks and Caicos Islands.

All securities eligible for inclusion in the Index must trade on a major U.S. exchange. Bulletin board, pink-sheets, and over-the-counter (“OTC”) traded securities are not eligible for inclusion. Stocks must trade at or above $1.00 on their primary exchange on the last trading day in May to be eligible for inclusion during annual reconstitution. However, in order to reduce unnecessary turnover, if an existing member’s closing price is less than $1.00 on the last day of May, it will be considered eligible if the average of the daily closing prices (from its primary exchange) during the month of May is equal to or greater than $1.00. Nonetheless, a stock’s closing price (on its primary exchange) on the last trading day in May will be used to calculate market capitalization and index membership. Initial public offerings are added each quarter and must have a closing price at or above $1.00 on the last day of their eligibility period in order to qualify for index inclusion. If a stock, new or existing, does not have a closing price at or above $1.00 (on its primary exchange) on the last trading day in May, but does have a closing price at or above $1.00 on another major U.S. exchange, that stock will be eligible for inclusion, but the lowest price from a non-primary exchange will be used to calculate market capitalization and index membership.

An important criteria used to determine the list of securities eligible for the Index is total market capitalization, which is defined as the market price as of the last trading day in May for those securities being considered at annual reconstitution times the total number of shares outstanding. Common stock, non-restricted exchangeable shares and partnership units/membership interests are used to determine market capitalization. Any other form of shares such as preferred stock, convertible preferred stock, redeemable shares, participating preferred stock, warrants and rights, or trust receipts, are excluded from the calculation. Companies with a total market capitalization of less than $30 million are not eligible for the Index. Similarly, companies with only 5% or less of their shares available in the marketplace are not eligible for the Index.

Royalty trusts, limited liability companies, closed-end investment companies (business development companies are eligible), blank check companies, special purpose acquisition companies, and limited partnerships are also ineligible for inclusion. In general, only one class of common stock of a company is eligible for inclusion in the Index, although exceptions to this general rule have been made where Russell has determined that each class of common stock acts independent of the other.

Annual reconstitution is a process by which the Index is completely rebuilt. Based on closing levels of the company’s common stock on its primary exchange on the last trading day of May of each year, Russell reconstitutes the composition of the Index using the then existing market capitalizations of eligible companies. Reconstitution of the Index occurs on the last Friday in June or, when the last Friday in June is the 28th, 29th, or 30th, reconstitution occurs on the prior Friday. In addition, Russell adds initial public offerings to the Index on a quarterly basis based on market capitalization guidelines established during the most recent reconstitution.

After membership is determined, a security’s shares are adjusted to include only those shares available to the public. This is often referred to as “free float.” The purpose of the adjustment is to exclude from market calculations the capitalization that is not available for purchase and is not part of the investable opportunity set.

As a capitalization-weighted index, the Index reflects changes in the capitalization, or market value, of the component stocks relative to the entire market value of the Index. The current Index level is calculated by adding the market values of the Index’s component stocks, which are derived by multiplying the price of each stock by the number of shares outstanding, to arrive at the available market capitalization of the 3,000 stocks. The available market capitalization is then divided by a divisor, which represents the index value of the Index. To calculate the Index, closing prices will be used from the primary exchange of each security. If a component stock is not open for trading, the most recently traded price for that security will be used in calculating the Index. In order to provide continuity for the Index’s level, the divisor is adjusted periodically to reflect events including changes in the number of common shares outstanding for component stocks, company additions or deletions, corporate restructurings, and other capitalization changes.

The following graph sets forth the monthly historical performance of the Index in the period from January 2005 through June 2010. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the level of the Index is more or less likely to increase or decrease at any time over the term of the Notes. On the Pricing Date, the closing level of the Index was 650.76.

Before investing in the Notes, you should consult publicly available sources for the levels and trading pattern of the Index. The generally unsettled international environment and related uncertainties, including the risk of terrorism, may result in the Index and financial markets generally exhibiting greater volatility than in earlier periods.

License Agreement

Russell and SEK have entered into or, to the extent required, will enter into a non-exclusive agreement providing for the license to SEK, in exchange for a fee, of the right to use the Index in connection with the Notes.

The license agreement between Russell and SEK provides that the following language must be set forth in this term sheet/pricing supplement:

“The Notes are not sponsored, endorsed, sold or promoted by Russell. Russell makes no representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly, or the ability of the Index to track general stock market performance or a segment of the same. Russell’s publication of the Index in no way suggests or implies an opinion by Russell as to the advisability of investment in any or all of the securities upon which the Index is based. Russell’s only relationship to SEK is the licensing of certain trademarks and trade names of Russell and of the Index, which is determined, composed and calculated by Russell without regard to SEK or the Notes. Russell is not responsible for and has not reviewed the Notes nor any associated literature or publications and Russell makes no representation or warranty express or implied as to their accuracy or completeness, or otherwise. Russell reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the Index. Russell has no obligation or liability in connection with the administration, marketing or trading of the Notes.

RUSSELL DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN AND RUSSELL SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. RUSSELL MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY SEK, MERRILL LYNCH, INVESTORS, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN. RUSSELL MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL RUSSELL HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.”

Summary Tax Consequences

You should consider the United States federal income tax consequences of an investment in the Notes, including the following:

•

We intend to take the position that the Notes will be treated for U.S. federal income tax purposes as prepaid forward contracts to purchase the Index and, by purchasing a Note, you will be deemed to have agreed to that treatment.

•

Under the treatment agreed to above, the gain or loss generally will be capital gain or loss and generally will be long-term capital gain or loss if the U.S. holder held the Note more than one year immediately before the disposition.

You should refer to the product supplement related to this offering for additional information relating to U.S. federal income tax and should consult your own tax advisors to determine tax consequences particular to your situation.

Certain U.S. Federal Income Taxation Considerations

Below is a summary of certain U.S. federal income tax considerations for U.S. investors (“U.S. Holders”) that are initial holders of the Notes and that hold the Notes as capital assets. The following summary is not complete and is qualified in its entirety by the discussions under the section entitled “Certain U.S. Federal Income Taxation Considerations” beginning on page P-18 of the accompanying product supplement ARN-3, which you should carefully review prior to investing in the Notes.

General.    We intend to take the position that the Notes will be treated for U.S. federal income tax purposes as prepaid forward contracts to purchase the Index and, by purchasing a Note, you will be deemed to have agreed to that treatment. The remainder of this discussion assumes that the Notes will be so treated. We also will take the position that at the time of issuance of your Note you deposit irrevocably with us a fixed amount of cash equal to the purchase price of your Note to assure the fulfillment of your purchase obligation, which deposit will be non-interest bearing and will be unconditionally and irrevocably applied at the maturity date to satisfy that obligation at the maturity date. Although you will be obligated to treat the purchase price as a deposit for U.S. federal income tax purposes, the cash proceeds that we will receive from the offering will not be segregated by us during the term of your Note, but instead will be commingled with our other assets.

No statutory, administrative or judicial authority directly addresses the treatment of holders of Notes for U.S. federal income tax purposes. As a result, no assurance can be given that the IRS or a court will agree with the tax consequences described in this discussion. A differing treatment from that assumed herein could adversely affect the amount, timing and character of income, gain or loss in respect of an investment in the Notes. Prospective investors are urged to consult their own tax advisors with respect to the U.S. federal income tax consequences of the purchase, ownership and disposition of the Notes in light of their own particular circumstances, as well as the effect of any state, local or foreign tax laws.

Sale, exchange or other taxable disposition of Notes.    A U.S. holder’s initial tax basis in the Notes should be the price at which the U.S. holder purchased the Notes. Upon the sale, exchange or other disposition of Notes in a taxable disposition, a U.S. holder should generally recognize gain or loss equal to the difference between the proceeds received (including amounts received at maturity) and the U.S. holder’s adjusted tax basis in the Note. Under the treatment agreed to above, the gain or loss generally will be capital gain or loss and generally will be long-term capital gain or loss if the U.S. holder held the Note more than one year immediately before the disposition. Long-term capital gains of individuals are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Regulatory and Legislative Developments Related to Taxation of Prepaid Forward Contracts.    On December 7, 2007, the IRS and U.S. Treasury Department issued a notice requesting public comments on a comprehensive set of tax policy issues raised by prepaid forward contracts, including several different approaches under which U.S. holders of prepaid forward contracts could be required to recognize ordinary income on a current basis, or could be treated as owning directly the assets subject to the prepaid forward contract. Although it is currently uncertain what future guidance will result from the notice, the notice leaves open the possibility that such guidance could have retroactive application. In addition, prospective investors are encouraged to consult their own tax advisors about the potential impact of several proposed legislative changes in the taxation of derivatives contracts, and the likelihood that any of the foregoing may take effect.

The IRS and U.S. Treasury Department previously issued proposed regulations that would require current accrual of income with respect to contingent nonperiodic payments made under certain notional principal contracts. The preamble to the proposed regulations states that the “wait and see” method of tax accounting does not properly reflect the economic accrual of income on such contracts, and requires current accrual of income with respect to some contracts already in existence at the time the proposed regulations were released. While the proposed regulations do not apply to derivative financial instruments other than notional principal contracts, the preamble to the proposed regulations expresses the view that similar timing issues exist in the case of prepaid forward contracts. If the IRS published future guidance requiring current accrual of income with respect to contingent payments on prepaid forward contracts, it is possible that you could be required to accrue income over the term of the Notes.

Prospective purchasers of the Notes should consult their own tax advisors concerning the tax consequences, in light of their particular circumstances, under the laws of the United States and any other taxing jurisdiction, of the purchase, ownership and disposition of the Notes. See the discussion under the section entitled “Certain U.S. Federal Income Taxation Considerations” beginning on page P-18 of the accompanying product supplement ARN-3.

Additional Note Terms

You should read this term sheet, together with the documents listed below (collectively, the “Note Prospectus”), which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement ARN-3, dated December 23, 2008:

http://www.sec.gov/Archives/edgar/data/352960/000119312508259302/d424b3.htm

▪	Prospectus and prospectus supplement, each dated December 15, 2008:

http://www.sec.gov/Archives/edgar/data/352960/000110465908076407/a08-30087_1f3asr.htm

Our Central Index Key, or CIK, on the SEC Website is 352960.

We have filed a registration statement (including a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent or any dealer participating in this offering, will arrange to send you these documents or the Note Prospectus if you so request by calling toll-free 1-866-500-5408.

Structured Investments Classification

Merrill Lynch classifies certain of the Structured Investments it offers (“Structured Investments”), including the Notes, into four categories, each with different investment characteristics. The description below is intended to briefly describe the four categories of Structured Investments offered: Principal Protection, Enhanced Income, Market Participation and Enhanced Participation. A Structured Investment may, however, combine characteristics that are relevant to one or more of the other categories. As such, a category should not be relied upon as a description of any particular Structured Investment.

Principal Protection: Principal Protected Structured Investments offer full or partial principal protection against decreases in the value of the underlying market measure (or increases in the value of an underlying market measure for bearish Structured Investments) at maturity, while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income: Structured Investments offering enhanced income may offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation: Market Participation Structured Investments can offer investors exposure to specific market sectors, asset classes and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments generally do not include the principal protection feature.

Enhanced Participation: Enhanced Participation Structured Investments may offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These underlying investments generally do not include the principal protection feature.

The classification of Structured Investments is meant solely for informational purposes and is not intended to describe fully any particular Structured Investment, including the Notes, nor guarantee any particular performance.

“Accelerated Return Notes®” and “ARNs®” are registered service marks of Bank of America Corporation, the parent corporation of Merrill Lynch.